D: +1 212 225 2208
adelacruz@cgsh-arg.com

January 16, 2020

Via E-mail

Corey Jennings

Special Counsel

Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC

Re:	Republic of Chile
Registration Statement under Schedule B
Filed December 12, 2019
File No. 333-235463

Form 18-K for Fiscal Year Ended December 31, 2018
Filed May 8, 2019
Amended June 17, 2019, June 25, 2019 and July 2, 2019
File No. 001-02574

Dear Mr Jennings,

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated January 8, 2020, regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K for the fiscal year ended December 31, 2018 (the “Annual Report”) of the Republic of Chile (the “Republic” or “Chile”).

Corey Jennings
January 16, 2020, p. 2

For your convenience, we have reproduced below, in bold, the Staff’s comments numbered to correspond with the numbers in your January 8, 2020 letter, and provided responses immediately below the comments. Capitalized terms used but not defined shall have the meaning set forth in the Registration Statement.

We make page references in the responses set forth below as indicated to the pages in the Amendment No. 4 to the Republic’s Annual Report (the “Amendment to the Annual Report”) and the Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment”), in each case, as filed electronically via EDGAR on the date hereof.

General

1.                                      To the extent possible, please update all statistics and information to provide the most recent data.

In response to the Staff’s comments, the Republic has advised that it has included the most recent material information and data available in the Amendment to the Annual Report.

2.                                      We note numerous news reports regarding various strikes, the income inequality facing your country, and a recent drought. Please update your disclosure or include a recent developments section, as necessary, to discuss the material economic, political and other effects of these issues.

In response to the Staff’s comments, the Republic has advised that it has included updated disclosure regarding the country’s recent political, social and economic developments, including information describing the material effects of these developments, in the Amendment to the Annual Report.

3.                                      We note reports of the recent increase in relative debt affecting your credit rating. Please include a discussion of any risks related to any increase in debt that you may incur.

In response to the Staff’s comments, the Republic has advised that Chile’s sovereign debt suffered credit rating downgrades in July 2018. These credit rating downgrades were attributed to a variety of factors, including subdued economic growth, which decreased fiscal revenues and, in the view of the rating agencies, contributed to increasing Chile’s debt burden. The Annual Report discloses the factors identified by the rating agencies. Furthermore, the Republic advised that Chile continues to hold investment-grade ratings from all major credit rating agencies, being the highest-rated sovereign debt issuer in Latin America, and that the country has not suffered further downgrades since July 2018.  The Republic understands that, in line with the Commission’s guidelines, while credit ratings appear to be a major factor influencing investment decisions and play a key role in marketing and pricing of securities, there is a risk that investors may not have access to

Corey Jennings
January 16, 2020, p. 3

sufficient information to understand the scope and meaning of credit ratings. Consequently, the Republic has not provided a description of its sovereign debt’s credit ratings history. Nevertheless, the Republic has advised that the Amendment to the Annual Report accurately summarizes all material aspects of Chile’s economic and financial condition and also includes a description of the latest official macroeconomic and fiscal estimates for the Chilean economy, as well as factors and recent developments that could impact Chile’s condition.

Schedule B

Exhibit 99.G

4.                                      Please delete the reference to “further assumptions and qualifications,” in the penultimate paragraph on page two and ensure that the opinion makes clear the assumptions and qualifications upon which it is based.

In response to the Staff’s comment, the Republic’s local counsel has deleted the reference to “further assumptions and qualifications” in an updated legal opinion. The Republic filed a new Exhibit 99.G containing such legal opinion with its Pre-Effective Amendment.

Form 18-K

5.                                      We are unable to locate Exhibit 99.C.  Please advise.

In response to the Staff’s comment, the Republic has advised that Exhibit 99.C (Copy of the 2019 National Budget) was filed with the Commission as a paper format exhibit on Form SE on May 8, 2019 (Film number: 19809623). A scanned copy of the exhibit is available on EDGAR at the following link: https://www.sec.gov/Archives/edgar/data/19957/999999999719004144/9999999997-19-004144-index.htm. A footnote referencing to this exhibit was included in the Amendment to the Annual Report.

Exhibit 99.D

6.                                      To the extent practicable, please ensure that your statistical charts covering various periods are accompanied with narrative disclosures that discuss the material changes and provide an explanatory basis for the changes.

In response to the Staff’s comment, the Republic has advised that all statistical charts covering various periods included in the Annual Report and its amendments include, to the extent the information is material, narrative disclosures discussing the changes and provide an explanatory basis for the changes.  Where no such narrative disclosure is included following a statistical chart, it is because the Republic considers such disclosure will not add any material information to investors or because the changes are not material.

Corey Jennings
January 16, 2020, p. 4

7.                                      Please tell us why you have not included certain data for various years in the chart under “Public Sector Finances” on page D-97.

In response to the Staff’s comment, the Republic has advised that the double dash sign “—“ was used throughout the document to signal a value of 0. For information that was not available at the time of the submission of the Annual Report, the notation “n.a.” was included. To the extent that such information has now become available, it has been included in the Amendment to the Annual Report, see page E-23.  We note that this is in line with what we understand to be usual practice, but please let us know if in future filings the Staff would prefer the Republic to use the “0” value or a different notation instead.

8.                                      Please revise your disclosure on page D-101 to describe the criteria in Article 41(h) that you reference.

In response to the Staff’s comment, the Republic has revised the aforementioned disclosure to describe the criteria in Article 41(h) of the Income Tax Law. Please see “Recent Tax Reforms” on page E-24 of the Amendment to the Annual Report.

We are grateful for your assistance in this matter. Please do not hesitate to call me at +1 (212) 225 2208 or +54 11 5556 8901 with any questions that you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Andrés de la Cruz
Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP